The Chuo Mitsui Trust and Banking Company, Limited
33-1,Shiba 3-chōme,Minato-ku,Tokyo 105-8574,Japan
TEL: (03) 5232-3331
TELEX: J26397 SWIFT Address: MTRBJPJT

February 14, 2003

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

The Chuo Mitsui Trust and Banking Compan
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

ALLIANCE BETWEEN MATSUI SECURITIES CO., LTD. AND THE CHUO MITSUI TRUST AND BANKING CO., LTD. IN SUCCESSION AND INHERITANCE BUSINESS

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

Nobuaki Minei
Senior Manager
Settlement Administration Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

February 6, 2003

To Whom It May Concern:

Company name: Matsui Securities Co., Ltd.
(Code No.: 8628)
Company name: Mitsui Trust Holdings, Inc.
(Code No.: 8309)
The Chuo Mitsui Trust and Banking Co., Ltd.

Alliance between Matsui Securities Co., Ltd. and The Chuo Mitsui Trust and Banking Co., Ltd. in Succession and Inheritance Business

Matsui Securities Co., Ltd. ("Matsui Securities", head office: Chuo-ku, Tokyo, President: Michio Matsui) and The Chuo Mitsui Trust and Banking Co., Ltd. ("Chuo Mitsui", head office: Minato-ku, Tokyo, President: Kiichiro Furusawa) have agreed to enter into an alliance involving succession, testamentary processing and inheritance related businesses.

This alliance will make possible to provide new services to support individual investors through the integration of internet business of Matsui Securities and the consulting business in the nationwide branch network of Chuo Mitsui.

By mid-February 2003, Matsui Securities will start providing its customers with contents of succession and inheritance prepared by Chuo Mitsui by website, and will also introduce its customers to Chuo Mitsui who wish to be consult about succession. Chuo Mitsui will provide Matsui Securities customers or their successors with expertise in succession and testamentary processing, and will assist in consultations for the preparation of testament and inheritance procedures.

Matsui Securities believes that this alliance will make possible to prevent disputes concerning the inheritance of customers'estates, and will meet the needs for reasonable inheritance measures and measures for the succession of the businesses of sole proprietors. Matsui Securities has continued to provide services for customers of each generation, such as minor's accounts and support for donations through the alliance. It will able to upgrade its services through this alliance in succession and inheritance business.
Matsui Securities will continue to strive to improve its services for individual investors.

Chuo Mitsui expects that this alliance will increase the opportunities to provide products and services such as testamentary trusts and testamentary processing business. Chuo Mitsui will develop its businesses more actively to provide these products and services to more customers, in response to growing social interest in the succession of estates and inheritance.

[Outline of alliance]

1. How to deal with specific consultations
   (1) Where a customer desires to consult about succession and inheritance, Matsui Securities will introduce the customer to Chuo Mitsui, after obtaining the customers' approval.
   (2) Chuo Mitsui will consult for the introduced customer via phone from the nearest branch or through interview at the nearest branch (free of charge).
   (3) Chuo Mitsui will also provide products and services such as testamentary trusts and inheritance processing at the request of the customer (a charge will be involved).

2. Provision of information and answering questions via internet
   (1) Chuo Mitsui will establish a special section for consultation on inheritances, exclusively for the customers of Matsui Securities, accessible from the display screen for members. (This special section will offer information on succession and inheritance, and a consultation sheet to enable customers to receive consultations concerning the information.)
   (2) When a customer questions about succession and inheritance using the consultation sheet by internet, the correspondent desk of Chuo Mitsui will send a reply to the question via e-mail.

3. Starting date of the services
   The services will be phased in, starting from mid February 2003.

[Outline of Minor's account]

The minor's account of Matsui Securities is an account, the purpose of which is for a person in parental authority to manage the estates of a minor on the minor's behalf.

[Outline of Donations support services]

The service to support donations of Matsui Securities is a service to carry out procedures for transferring stock certificates based on the instructions of both the donor and donee, where a customer wishes to donate stock certificates and cash to a family member. This service has made it possible to abbreviate the process significantly for the donation of stock certificates.

(Attached reference data)

Basic scheme for the alliance in the succession and inheritance business.

[For inquiries concerning this matter]

Matsui Securities Co., Ltd.
Corporate Planning Department
Mr. Adachi
81-3-3281-0058

Mitsui Trust Holdings, Inc.
Public Relations Group
Planning and Coordination Department
Mr. Kawada
81-3-5445-3500

Attachment

Basic scheme concerning alliances in "succession and inheritance business"

1. Dealing with specific consultations



Matsui Securities' customers
(1) Consultation on succession and inheritance via Internet or phone
Matsui Securities
Support center
(2) Introducing customers desiring consultations to Chuo Mitsui
Chuo Mitsui
Estates Management Operations Center, Business Planning Department
(3) Customer contacts a nearby branch
85 branchs
(4) Consultation via phone or interview by specialist staff

2. Provision of information and answering questions via the Internet



Matsui Securities' customers
(1) Access an Internet website
Website exclusively for Matsui Securities
Button linked to a "special section for consultations on inheritance"
Shift to a website
Chuo Mitsui's online consultation
Website for "special section for consultation about inheritance"
Button for "consultation sheet"
(2) Customer sends a consultation sheet
Chuo Mitsui
Tokyo DMC* Inbound Center
(3) Sending a response e-mail to customers
(Consult as shown in 1, (4) above as necessary)

* Direct Marketing Center